          As filed with the Securities and Exchange Commission on April 30, 2001
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                                  PFSWEB, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                                   ----------

          Options to Purchase Common Stock, $.001 Par Value Per Share,
             Having an Exercise Price of $4.00 Per Share or Greater
                         (Title of Class of Securities)

                                   ----------

                                    717098107
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                   ----------

                                 Mark C. Layton
                      Chairman and Chief Executive Officer
                                  PFSweb, Inc.
                          500 North Central Expressway
                               Plano, Texas 75074
                                 (972) 881-2900
                  (Name, address and telephone number of person
                        authorized to receive notices and
                   communications on behalf of filing person)

                                    Copy to:
                             Morris Bienenfeld, Esq.
                              Wolff & Samson, P.A.
                               5 Becker Farm Road
                           Roseland, New Jersey 07068
                                 (973) 533-6532

                            CALCULATION OF FILING FEE

================================================================================


        Transaction valuation*                    Amount of filing fee
--------------------------------------- ----------------------------------------
                 $   2,223,214                               $  445
--------------------------------------- ----------------------------------------

================================================================================
* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,756,126 shares of common stock of PFSweb, Inc. having an aggregate value of $2,223,214 as of April 27, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing party: Not applicable.
Date filed: Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

ITEM 1.  SUMMARY TERM SHEET.

         The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated April 30, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(2), is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) The name of the issuer is PFSweb, Inc., a Delaware corporation (the "Company"), and the address and telephone number of its principal executive office is 500 North Central Expressway, Plano, Texas 75074, (972) 881-2900. The information set forth in the Offer to Exchange under Section 9 ("Information About PFSweb, Inc.") is incorporated herein by reference.

         (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange certain options outstanding under the Company's 1999 Employee Stock Option Plan (the "1999 Plan") and Non-Employee Director Stock Option and Retainer Plan (the "Director Plan," and together with the 1999 Plan, the "Plans") and certain nonstatutory stock options to purchase shares of the Company's Common Stock, $.001 par value per share ("Option Shares"), having an exercise price of $4.00 per share or greater (collectively, the "Options"), for new options that will be granted either under the 1999 Plan or as nonstatutory stock options (collectively, the "New Options"), upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal attached hereto as Exhibit (a)(3) (collectively, as they may be amended from time to time, the "Offer"). This Offer excludes the class of options held by option holders who are not U.S. employees of the Company or one of its subsidiaries during the period commencing on April 30, 2001 and the date the Offer expires (the "Offer Period"). The Company is making this Offer as part of a program designed to provide employee incentives and improve and support employee retention and morale. In the aggregate, there are 3,756,126 shares of Common Stock underlying the Options covered in this Offer. For each option holder, the number of shares of Common Stock to be granted under the New Options will be equal to the number of shares of Common Stock underlying the Options to be exchanged by such holder. The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"),
Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and
Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The information set forth under Item 2(a) above is incorporated herein by reference. The Company is both the filing person and the subject company.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers") is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

         (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers") is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

         (c)  Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)  Not applicable.

         (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers") is incorporated herein by reference.

ITEM 9.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

         (a) The information set forth in the Offer to Exchange under Section 9 ("Information About PFSweb, Inc.") and Section 16 ("Additional Information"), and on pages 39 through 57 of the Company's Annual Report on Form 10-K for its fiscal year ended March 31, 2000 and pages 3 through 9 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 2000 is incorporated herein by reference. The information required by item 1010(a)(3) of Regulation M-A promulgated under the Securities Exchange Act of 1934, as amended, is not applicable.

         The Company will file its Annual Report on Form 10-K for its fiscal year ended March 31, 2001 on or about June 29, 2001.

         (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

         (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b) Not applicable.

ITEM 12. EXHIBITS.

         (a) (1) Form of cover letter to Eligible Option Holders.

         (a) (2) Offer to Exchange, dated April 30, 2001.

         (a) (3) Form of Letter of Transmittal to Eligible Option Holders.

         (a) (4) PFSweb, Inc. Annual Report on Form 10-K for its fiscal year ended March 31, 2000, filed with the Securities and Exchange Commission on June 29, 2000 and incorporated herein by reference.

         (a) (5) PFSweb, Inc. Quarterly Report on Form 10-Q for its fiscal quarter and nine months ended December 31, 2000, filed with the Securities and Exchange Commission on February 14, 2001 and incorporated herein by reference.

         (a) (6) PFSweb, Inc. 1999 Employee Stock Option Plan is incorporated herein by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 (File No. 333-87675).

         (a) (7) PFSweb, Inc. Current Report on Form 8-K relating to its receipt of a delisting notice from The Nasdaq National Market on April 10, 2001, filed with the Securities and Exchange Commission on April 13, 2001 and incorporated herein by reference.

         (a) (8) PFSweb, Inc. Current Report on Form 8-K relating to its receipt of a notice dated April 30, 2001 rescinding the delisting notice from The Nasdaq National Market, filed with the Securities and Exchange Commission on April 30, 2001 and incorporated herein by reference.

         (b)  Not applicable.

         (d)  Not applicable.

         (g)  Not applicable.

         (h)  Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

         (a)  Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                             PFSWEB, INC.



                                             By:  /s/ THOMAS J. MADDEN
                                                --------------------------------
                                             Name:  Thomas J. Madden
                                             Title: Executive Vice President and
                                                      Chief Financial and
                                                       Accounting Officer


Date: April 30, 2001

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
(a)(1)   Form of cover letter to Eligible Option Holders.

(a)(2)   Offer to Exchange, dated April 30, 2001.

(a)(3)   Form of Letter of Transmittal to Eligible Option Holders.

(a)(4)   PFSweb, Inc. Annual Report on Form 10-K for its fiscal year ended March
         31, 2000, filed with the Securities and Exchange Commission on June 29,
         2000 and incorporated herein by reference.

(a)(5) PFSweb, Inc. Quarterly Report on Form 10-Q for its fiscal quarter and nine months ended December 31, 2000, filed with the Securities and Exchange Commission on February 14, 2001 and incorporated herein by reference.

(a)(6) PFSweb, Inc. 1999 Employee Stock Option Plan is incorporated herein by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 (File No. 333-87675).

(a)(7) PFSweb, Inc. Current Report on Form 8-K relating to its receipt of a delisting notice from The Nasdaq National Market on April 10, 2001, filed with the Securities and Exchange Commission on April 13, 2001 and incorporated herein by reference.

(a)(8) PFSweb, Inc. Current Report on Form 8-K relating to its receipt of a notice dated April 30, 2001 rescinding the delisting notice from The
         Nasdaq National Market, filed with the Securities and Exchange
         Commission on April 30, 2001 and incorporated herein by reference.



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